

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Via E-mail
John R. Howe
Chief Financial Officer
The Cato Corporation
8100 Denmark Road
Charlotte, North Carolina 28273

Re: The Cato Corporation
Form 10-K for the Year Ended January 30, 2016
Filed March 24, 2016
File No. 001-31340

Dear Mr. Howe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining